================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                                  SCHEDULE TO/A
                             TENDER OFFER STATEMENT
    UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2
                                (FINAL AMENDMENT)
                            -------------------------
                                    LASMO PLC
                            (NAME OF SUBJECT COMPANY)
                            -------------------------
                            AMERADA HESS CORPORATION
                            (NAMES OF FILING PERSONS)

                           ORDINARY SHARES OF 25P EACH
                           AMERICAN DEPOSITARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                           G53831106: ORDINARY SHARES
                      501730204: AMERICAN DEPOSITARY SHARES
                    ----------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            -------------------------
                           J. BARCLAY COLLINS II, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            AMERADA HESS CORPORATION
                           1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 997-8500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            -------------------------
                                   COPIES TO:
                            TIMOTHY B. GOODELL, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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


     This Amendment No. 2 (Final Amendment) (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on December 13, 2000, as amended by Amendment No. 1 to the Schedule TO filed on December 21, 2000 (together, the "Schedule TO"), relating to the offer by Amerada Hess Corporation ("Amerada Hess"), a Delaware corporation, to purchase (i) all issued and to be issued ordinary shares of 25 pence each (the "LASMO Shares") of LASMO plc ("LASMO") on the basis of (pound)98.29 in cash and 1 new share of Amerada Hess for every 78.7 LASMO Shares and (ii) all American Depositary Shares of
LASMO, each representing three LASMO Shares ("ADSs"), on the basis of (pound)294.87 in cash and 3 new shares of Amerada Hess for every 78.7 ADSs, upon the terms and subject to the conditions set forth in the Offer Document, dated December 13, 2000 (the "Offer Document"), and in the related Letter of Transmittal and Form of Acceptance (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

     This Final Amendment also amends the Statement on Schedule 13D filed by Amerada Hess on November 6, 2000, as amended by the Schedule TO, with respect to the beneficial ownership of certain of the LASMO Shares (including LASMO Shares represented by ADSs) (the "Schedule 13D"). The Schedule 13D is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The Offer expired at 10:00 a.m., New York City time, on January 12, 2001, without the conditions to the Offer being satisfied. Pursuant to the Director Undertakings and the Irrevocable Undertakings (as such terms are defined in the Schedule 13D), Amerada Hess had the shared power to vote 270,718,581 LASMO Shares representing approximately 20.1% of the LASMO Shares (including LASMO Shares represented by ADSs) outstanding. As a result of such shared voting power, Amerada Hess may have been deemed to be the beneficial owner of such LASMO Shares (including LASMO Shares represented by ADSs). In accordance with the terms of the Director Undertakings and the Irrevocable Undertakings, Amerada Hess' shared voting power terminated at the time of the expiration of the Offer. Thus, as a result of the expiration of the Offer, Amerada Hess may no longer be deemed to have beneficial ownership of any of the currently outstanding LASMO Shares (including LASMO Shares represented by ADSs) pursuant to the Director Undertakings or the Irrevocable Undertakings.

     Items 5(a) and 5(b) of the Schedule 13D are hereby amended and supplemented by the immediately preceding paragraph.

ITEM 11.   ADDITIONAL INFORMATION.

    On January 12, 2001, Amerada Hess issued a press release announcing the withdrawal of the Offer. A copy of the press release is filed herewith as Exhibit (a)(12) and the information set forth in the press release is incorporated herein by reference. Amerada Hess has instructed the UK Receiving Agent and the US Depositary (as such terms are defined in the Offer Document) to promptly return all LASMO Shares and ADSs heretofore tendered and not withdrawn.

ITEM 12.  EXHIBITS.

    Item 12 is hereby amended and supplemented by adding the following:

    Exhibit (a)(12) Press Release by Amerada Hess dated January 12, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2001
                                   AMERADA HESS CORPORATION


                                   By:/s/ J. Barclay Collins II
                                      -----------------------------------
                                      Name:  J. Barclay Collins II
                                      Title: Executive Vice President and
                                               General Counsel